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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                            Lexford Residential Trust
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                                (NAME OF ISSUER)


                     Common Stock, Par Value $.01 Per Share
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                         (TITLE OF CLASS OF SECURITIES)


                                    528933104
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                                 (CUSIP NUMBER)

                               Douglas Crocker II
                       Equity Residential Properties Trust
                      Two North Riverside Plaza, Suite 400
                             Chicago, Illinois 60606
                                 (312) 474-1300
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
AND COMMUNICATIONS)


                                 August 18, 1999
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.



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---------------------------                          ---------------------------
CUSIP No.  528933104                    13D             Page  2  of  5 Pages
---------------------------                          ---------------------------

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  1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ERP Operating Limited Partnership               FEIN:  36-3894853
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) / /
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  3  SEC USE ONLY

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  4  SOURCE OF FUNDS
     WC
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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       / /
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  6  CITIZENSHIP OR PLACE OF ORGANIZATION
                   Illinois
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     NUMBER OF                   7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY                          879,100
     OWNED BY                --------------------------------------------------
  EACH REPORTING                 8       SHARED VOTING POWER
   PERSON WITH
                                                0
                             --------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER


                                         879,100
                             --------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                                0
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   879,100
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 12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.2%(1)
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 14  TYPE OF REPORTING PERSON*

                   PN
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(1)     Based upon 9,559,228 common shares of beneficial interest outstanding on
        August 12, 1999 as reported in the Issuer's quarterly report on Form
        10-Q for the quarter ended June 30, 1999.



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         This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13D filed on August 25, 1999 (the "Schedule 13D"), by ERP Operating Limited Partnership ("ERP") with respect to the common stock, par value $.01 per share (the "Common Shares"), of Lexford Residential Trust (the "Issuer"). Only those items amended are reported herein. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended and supplemented as follows:

                  On August 18, 1999, ERP and/or one of its consolidated subsidiaries purchased an additional 12,600 Common Shares in an open market transaction at a price of $19.9633 per Common Share, exclusive of commission. On August 19, 1999, ERP and/or one of its consolidated subsidiaries purchased an additional 4,100 Common Shares in an open market transaction at a price of $20.00 per Common Share, exclusive of commission. The aggregate amount of funds used in acquiring the additional 16,700 Common Shares reported herein was $333,537.58, excluding commissions of $1,002. All funds used in acquiring the Common Shares were obtained from the working capital of ERP.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Subsections (a), (b) and (c) of Item 5 are hereby amended as follows:

                  (a) and (b) To the best knowledge of ERP, there are 9,559,228 Common Shares outstanding, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 1999. As of the date hereof, the 879,100 Common Shares owned by ERP represent approximately 9.2% of the Common Shares outstanding. ERP, at the direction of its sole general partner, EQR, has sole power to vote or to direct the vote of the Common Stock owned by it, subject to the terms of the Waiver, and the sole power to dispose or to direct the disposition of the Common Stock owned by it.



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(c) During the last sixty days, ERP effected the following
purchases in the open market:


                               NUMBER OF             PRICE PER
         DATE                    SHARES                SHARE
       -------                 ---------             ---------
       8/16/99                  500,000               $20.0625
       8/17/99                  362,400                20.0597
       8/18/99                   12,600                19.9633
       8/19/99                    4,100                20.0000



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

                                     ERP OPERATING LIMITED PARTNERSHIP

                                     By:      Equity Residential Properties
                                              Trust, its general partner


                                     By:      /s/ Bruce C. Strohm
                                              -----------------------------
                                              Bruce C. Strohm
                                              Executive Vice President,
                                              General Counsel and Secretary


Dated:   August 27, 1999



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